

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

Mr. Kenneth J. Cutillo
Principal Executive Officer
Boston Financial Qualified Housing Tax Credits L.P. V
101 Arch Street
Boston, Massachusetts 02110-1106

>   **Re: Boston Financial Qualified Housing Tax Credits L.P. V**
>   **Form 10-K for the year ended 3/31/2010**
>   **Filed on 6/29/2010**
>   **File No. 000-19706**

Dear Mr. Kenneth J. Cutillo:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief